UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


   (Check One): |_| Form 10-K |_| Form 20-F |_| Form 11-K |X| Form 10-Q |_| Form 10-D |_| Form N-SAR |_| Form N-CSR

      For Period Ended: September 30, 2006

      |_| Transition Report on Form 10-K
      |_| Transition Report on Form 20-F
      |_| Transition Report on Form 11-K
      |_| Transition Report on Form 10-Q
      |_| Transition Report on Form N-SAR
      For the Transition Period Ended:

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I -- REGISTRANT INFORMATION

         ACORN FACTOR, INC.
         Full Name of Registrant

         Former Name if Applicable

         200 Route 17
         Address of Principal Executive Office (Street and Number)

         Mahwah, New Jersey 07430
         City, State and Zip Code


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PART II -- RULES 12b-25(b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) |X|

      (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III -- NARRATIVE

      State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed):

      The registrant was not able to file its Quarterly Report on Form 10-Q within the prescribed time period because it has experienced delays in the collection, analysis and disclosure of certain information required to be included in (or otherwise necessary in connection with) the preparation and filing of the Form 10-Q. The Form 10-Q will be filed as soon as reasonably practicable and in no event later than the fifth calendar day following the prescribed due date.

PART IV -- OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification

        Michael Barth               201                   529-2026
            (Name)            (Area Code)           (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes |_| No

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      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
|X| Yes |_| No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


      Explanation: See Attachment A hereto.

                               ACORN FACTOR, INC.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

                                      ACORN FACTOR, INC.

Date:  November 15, 2006              By:/s/ SHELDON KRAUSE
                                         ------------------
                                         Sheldon Krause, Secretary
                                         Authorized Representative

                                  Attachment A

      Set forth below is preliminary consolidated results of operations data for Acorn Factor, Inc. (the "Company") for the quarter ended September 30, 2006 and comparative data for the same period in 2005. The data for 2006 is subject to change pending finalization of the accounting for the Company's acquisition of an interest in Paketeria in the third quarter. Numbers are in thousands.

      Sales. Sales increased from $782 for the third quarter ended 2005 to $923 for the third quarter ended 2006, due to increased RT Solutions sales and other non-segment sales partially offset by a decrease in IT Solutions sales.

      Gross profit. Gross profits increased from $152 in the third quarter of 2005 to $276 in the third quarter of 2006, as a result of increased gross profits in our RT Solutions segment. The decrease in IT Solutions gross profit during the quarter was offset by an almost comparable increase in other non-segment gross profit.

      Operating expenses. Operating expenses increased from $1,012 in the third quarter of 2005 to $1,856 in the third quarter of 2006 due to the inclusion in 2006 of $0.8 million in selling, marketing, general and administrative expenses with respect to SFAS 123R stock compensation expense. In 2005, the Company did not record any stock option compensation expense with respect to SFAS 123R.

      Net loss. The net loss for the third quarter ended 2006 increased to $1,651 from $127 in the third quarter of 2005, primarily as a result of the sale in August 2005 of our dsIT outsourcing consulting business in Israel, the sale in March 2006 of our Databit Inc. subsidiary (which are both accounted for as discontinued operations), and the increase in operating expenses described above.